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Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-198444

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 12, 2015

PRELIMINARY PROSPECTUS SUPPLEMENT

(To a Short Form Base Shelf Prospectus Dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and Amendment No. 2 dated August 28, 2014)

US$

BROOKFIELD ASSET MANAGEMENT INC.

            % Notes due                        , 2025

          We will pay interest on the notes each                        and                         . We will make the first interest payment on                        , 2015. Unless we redeem the notes earlier, the notes will mature on                        ,                         . We may redeem some or all of the notes at any time at the applicable Redemption Price (as defined herein). We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). We may also redeem all of the notes at any time in the event that certain changes affecting Canadian income taxation occur.

          The notes will not be listed on a securities exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See "Risk Factors".

          Investing in the notes involves risks. See "Risk Factors" beginning on page S-10.

	Per Note	Total
Public Offering Price	%	US$
Underwriting Fees	%	US$
Proceeds to Brookfield (before expenses)%		US$

          Interest on the notes will accrue from January            , 2015 to the date of delivery. The offering price of the notes will be payable in U.S. dollars.

          The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting". In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the underwriters may offer the notes at a price lower than stated above. See "Underwriting".

          Delivery of the notes, in book-entry form only, will be made through The Depository Trust Company on or about January     , 2015.

          Our head and registered office is at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.

          This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

          Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the tax discussion beginning on page S-25.

          The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of Canada and that all or a substantial portion of our assets and such persons may be located outside the United States.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Joint Book-Running Managers

Citigroup	Credit Suisse

The date of this prospectus supplement is January         , 2015

 TABLE OF CONTENTS

Prospectus Supplement

DOCUMENTS INCORPORATED BY REFERENCE	S-1
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	S-2
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES	S-3
PRESENTATION OF FINANCIAL INFORMATION	S-3
THE COMPANY	S-4
RECENT DEVELOPMENTS	S-4
SUMMARY	S-6
SUMMARY FINANCIAL DATA	S-8
RISK FACTORS	S-10
USE OF PROCEEDS	S-12
EARNINGS COVERAGE RATIOS	S-13
CONSOLIDATED CAPITALIZATION	S-14
DESCRIPTION OF THE NOTES	S-15
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-25
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-27
UNDERWRITING	S-30
PRIOR SALES	S-34
LEGAL MATTERS	S-34
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	S-34
Base Shelf Prospectus
DOCUMENTS INCORPORATED BY REFERENCE	1
AVAILABLE INFORMATION	2
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	3
THE COMPANY	4
USE OF PROCEEDS	4
DESCRIPTION OF CAPITAL STRUCTURE	4
DESCRIPTION OF THE PREFERENCE SHARES	4
DESCRIPTION OF THE CLASS A LIMITED VOTING SHARES	5
DESCRIPTION OF DEBT SECURITIES	6
PLAN OF DISTRIBUTION	14
RISK FACTORS	15
EXEMPTIVE RELIEF	16
LEGAL MATTERS	17
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	17
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	17
CERTIFICATE OF THE COMPANY	C-1
Amendment No. 1 dated November 29, 2013 to the Base Shelf Prospectus
AGENT FOR SERVICE FOR PROCESS	2
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	2
CERTIFICATE OF THE COMPANY	C-1
Amendment No. 2 dated August 28, 2014 to the Base Shelf Prospectus
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	2
CERTIFICATE OF THE COMPANY	C-1

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement (the "prospectus supplement") and the accompanying base shelf prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and Amendment No. 2 dated August 28, 2014 (the "base shelf prospectus"). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the notes.

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

        This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying base shelf prospectus, gives more general information, some of which may not apply to the notes. Generally, the term "Prospectus" refers to both parts combined.

        As used in this prospectus supplement, unless the context otherwise indicates, references to "we", "us", "our" and the "Company" refer to Brookfield Asset Management Inc. and references to "Brookfield" refer to the Company and its direct and indirect subsidiaries.

        If the description of the notes varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the notes offered hereunder.

        The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  our annual information form for the financial year ended December 31, 2013, dated March 31, 2014;

  (b)
  our audited comparative consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2013, together with the accompanying auditor's report thereon;

  (c)
  the management's discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above;

  (d)
  our unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2014;

  (e)
  the management's discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d) above;

  (f)
  our management information circular, dated March 25, 2014;

  (g)
  the template version (as defined in National Instrument 41-101 — General Prospectus Requirements ("NI 41-101")) of the preliminary term sheet for the notes dated January 12, 2015, filed on SEDAR on            , 2015 and furnished to the SEC as Exhibit 99.1 to the Form 6-K filed on            , 2015 in connection with the issuance of the notes (the "Preliminary Term Sheet"); and

  (h)
  the template version of the final term sheet for the notes dated            , 2015, filed on SEDAR on            , 2015 and furnished to the SEC as Exhibit 99.1 to the Form 6-K filed on            , 2015 in connection with the issuance of the notes (the "Final Term Sheet" and, together with the Preliminary Term Sheet, the "Marketing Materials").

        Our 2013 annual financial statements, annual MD&A and annual information form referred to above are contained in our Annual Report on Form 40-F filed with the SEC for the year ended December 31, 2013.

        The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement.

        All of our documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus (as defined in NI 41-101), and any "template version" of "marketing materials" (each as defined in NI 41-101), which are required to be filed by us with the securities regulatory authorities in Canada, and filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

 SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking information and other "forward-looking statements" within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

        The words "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could", which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although the Company believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which the Company operates; changes in tax laws; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed in this prospectus supplement and the accompanying base shelf prospectus under the heading "Risk Factors" as well as in our annual information form under the heading "Corporate Social Responsibility, Business Environment and Risks" and management's discussion and analysis under the heading "Business Environment and Risks", each incorporated by reference in this prospectus supplement, as well as in other documents filed by the Company with the securities regulators in Canada and the United States.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

        We include and incorporate by reference funds from operations ("FFO"), which is a non-IFRS financial measure. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See "Part 3 — Operating Segment Results" of our management's discussion and analysis for the year ended December 31, 2013, incorporated by reference herein, for more information on this measure.

PRESENTATION OF FINANCIAL INFORMATION

        The Company publishes its consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to "US$" and "$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

        The Company presents its financial statements in accordance with the IFRS as issued by the International Accounting Standards Board.

 THE COMPANY

        Brookfield is a global alternative asset manager with approximately US$200 billion in assets under management. For more than 100 years, Brookfield has owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity. Brookfield has a range of public and private investment products and services which leverage its expertise and experience. Brookfield's Class A Limited Voting Shares are co-listed on the New York Stock Exchange ("NYSE") under the symbol "BAM", the Toronto Stock Exchange ("TSX") under the symbol "BAM.A" and the NYSE Euronext under the symbol "BAMA".

RECENT DEVELOPMENTS

Brookfield Property L.P.'s Issuance of Preferred Limited Partnership Units

        On December 4, 2014, a subsidiary (the "Property Partnership") of Brookfield Property Partners L.P. ("BPY") issued $1.8 billion of preferred limited partnership units ("Preferred Units") to the Qatar Investment Authority ("QIA"). In connection with such issuance, the Company entered into a put/call agreement (the "Put/Call Agreement") with QIA and a refinancing agreement (the "Refinancing Agreement") with BPY each in connection with the issuance of the Preferred Units by the Property Partnership to QIA. The Preferred Units were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of 2021, 2024 and 2026.

        Pursuant to the Put/Call Agreement, on the applicable maturity date of the Preferred Units, or upon a change of control of the general partner of BPY, the holder of Preferred Units will have the right to require the Company to purchase any or all of such holder's Preferred Units for cash consideration of $25.00 per Preferred Unit plus all accrued and unpaid cash distributions on each such Preferred Unit (the "Put/Call Consideration"). In addition, on the applicable maturity date of the Preferred Units, the Company will have the right to acquire for cash any or all of such maturing Preferred Units for the Put/Call Consideration.

        Pursuant to the Refinancing Agreement, if upon the maturity of the Preferred Units maturing in 2021 and 2024 the then-current market price of BPY limited partnership units is less than 80% of the then-applicable exchange price, then the Company will (a) exercise its call right under the Put/Call Agreement and (b) exchange such maturing Preferred Units for a new series of exchangeable Preferred Units of such subsidiary of BPY that will mature in 2026 and have a 6.75% dividend rate per annum and other terms substantially similar to the third tranche of the original Preferred Units.

Definitive Arrangement Agreement with Brookfield Residential Properties Inc.

        On December 23, 2014, Brookfield Residential Properties Inc. ("Brookfield Residential") and the Company announced the entering into of a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which the Company will acquire the approximately 30.6% of common shares of Brookfield Residential not already owned by the Company and its affiliates (approximately 35.9 million shares) by way of a court-approved plan of arrangement (the "Arrangement"). Under the terms of the Arrangement Agreement, shareholders of Brookfield Residential will receive US$24.25 in cash per common share, providing total consideration to minority shareholders of Brookfield Residential of approximately US$871,000,000. The implementation of the Arrangement is subject to the approval of at least two-thirds of the votes cast at a special meeting scheduled for March 10, 2015 by Brookfield Residential shareholders and by a majority of the votes cast by Brookfield Residential shareholders other than the Company and its affiliates. Completion of the Arrangement is subject to certain other customary conditions, including court approval, and is expected to occur in March 2015.

Merger of Norbord Inc. and Ainsworth Lumber Co. Ltd.

        On December 8, 2014, Norbord Inc. ("Norbord") and Ainsworth Lumber Co. Ltd. ("Ainsworth") announced the signing of a definitive arrangement agreement under which they will effectuate the merger of Norbord and Ainsworth by way of a court-approved plan of arrangement. The Company and certain affiliated entities, which control approximately 55% and 52% of the outstanding common shares of Ainsworth and Norbord, respectively, have entered into a binding agreement in which they have committed to vote in favour of the merger. Upon closing, the Company and such affiliated entities will control approximately 53% of the outstanding common shares of the combined entity. Completion of the transaction is subject to certain customary conditions for similar transactions, including court approval, and is expected to close in the first quarter of 2015.

 SUMMARY

        The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the base shelf prospectus.

Issuer	Brookfield Asset Management Inc.
Securities Offered	US$ principal amount of % notes due , .
Issue and Delivery Date	, 2015.
Maturity Date	, .
Interest Rate	per annum.
Interest Payment Dates	and each year, beginning on , 2015.
CUSIP/ISIN	/
Rank	The notes will rank equally with other unsecured debt.
Redemption

The notes are redeemable, at any time at the Company's option, at the redemption prices set forth under the heading "Description of the Notes — Redemption and Repurchase". The notes are also redeemable in the event of certain changes affecting Canadian withholding tax, as more fully described under "Description of the Notes — Redemption for Changes in Canadian Withholding Taxes".

Further Issues

We may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby.

Use of Proceeds

The net proceeds from this offering will be used for general corporate purposes. Until such time as the net proceeds are used for general corporate purposes, the net proceeds may be temporarily used to reduce short term borrowings.

Form and Denominations

The notes will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in initial denominations of US$2,000 and subsequent multiples of US$1,000. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the base shelf prospectus, notes in definitive form will not be issued.

Change of Control

We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See "Description of the Notes — Change of Control".

Certain Covenants	The indenture governing the notes contains covenants that, among other things, restrict the Company's ability to:
• create certain liens;
• declare or pay dividends or acquire capital stock or debt of the Company; and

• consolidate, merge with a third party or transfer all or substantially all of its assets.

These covenants are subject to important exceptions and qualifications which are described under "Description of Debt Securities" in the base shelf prospectus and "Description of Notes" in this prospectus supplement.

Risk Factors

Investment in the notes involves certain risks. You should carefully consider the information in the "Risk Factors" section of this prospectus supplement and all other information included in this Prospectus and the documents incorporated by reference in this Prospectus before investing in the notes.

Governing Law	New York

SUMMARY FINANCIAL DATA

        The following table sets forth summary financial data. The condensed statement of operations for the years ended December 31, 2013 and 2012 and the balance sheet information as at December 31, 2013 and 2012 presented below have been derived from our audited comparative consolidated financial statements incorporated by reference into this Prospectus. The financial data as at and for the year ended December 31, 2011 have been derived from our audited comparative consolidated financial statements not included or incorporated by reference in this Prospectus. The condensed statement of operations for the nine months ended September 30, 2014 and 2013 and the balance sheet information as at September 30, 2014 presented below have been derived from our unaudited comparative interim consolidated financial statements.

        This information should be read in conjunction with the following documents, which are incorporated by reference into this Prospectus: (i) our audited comparative consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2013, together with the accompanying auditor's report thereon; (ii) the management's discussion and analysis for the audited comparative consolidated financial statements referred to in clause (i) above; (iii) our unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2014; and (iv) the management's discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in clause (iii) above.

Condensed Statement of Operations

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011(1)
	(unaudited)		(audited)
	(US$ amounts in millions)
Revenues	$13,670	$14,600	$20,093	$18,696	$15,921
Direct costs	(9,686)	(10,256)	(13,928)	(13,961)	(11,906)
Other income and gains	190	1,218	1,262	70	—
Equity accounted income	969	684	759	1,237	2,205
Expenses
Interest	(1,910)	(1,940)	(2,553)	(2,500)	(2,352)
Corporate costs	(93)	(116)	(152)	(158)	(168)
Fair value changes	2,348	630	663	1,153	1,386
Depreciation and amortization	(1,100)	(1,095)	(1,455)	(1,263)	(904)
Income taxes	(878)	(731)	(845)	(519)	(508)

Net income	3,510	2,994	3,844	2,755	3,674
Non-controlling interests	(1,450)	(1,591)	(1,724)	(1,375)	(1,717)

Net income attributable to shareholders	$2,060	$1,403	$2,120	$1,380	$1,957

Balance Sheet Information

	As at September 30,	As at December 31,
	2014	2013	2012	2011(1)
	(unaudited)	(audited)
	(US$ amounts in millions)
Total assets	$118,232	$112,745	$108,862	$91,022
Borrowings and other non-current financial liabilities	56,220	53,061	51,887	42,311
Total equity	48,933	47,526	44,338	37,399

Other Financial Data

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)
	(US$ amounts in millions)
FFO(2)	$1,625	$2,346	$3,376	$1,356	$1,211

	As at September 30,	As at December 31,
	2014	2013	2012	2011
	(unaudited) (US$ amounts in millions)
Assets under management	$192,863	$187,105	$181,400	$160,338
Fee-bearing capital	84,369	79,293	60,069	56,775

(1)
The financial data as at and for the year ended December 31, 2011 have been derived from our audited consolidated financial statements and have not been retroactively adjusted to give effect to the adoption of IFRS 10 Consolidated Financial Statements as described in Note 2(v)(i) of the 2013 consolidated financial statements.

(2)
FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity ("realized disposition gains"). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the Company's business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations. FFO is presented as a supplemental financial measurement in the evaluation of our business. FFO is not a measure of financial performance under IFRS. Accordingly, it should not be considered as a substitute for net income prepared in accordance with IFRS.

        For a reconciliation of FFO to net income for the years ended December 31, 2013 and 2012, respectively, see "Part 3 — Operating Segment Results — Summary of Results by Operating Segment — Reconciliation of Non-IFRS Measures" of our management's discussion and analysis for our audited comparative consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2013, incorporated by reference herein. For a reconciliation of FFO to net income for the nine months ended September 30, 2014 and 2013, respectively, see "Part 3 — Operating Segment Results — Summary of Results by Operating Segment — Reconciliation of Non-IFRS Measures" of our management's discussion and analysis for our unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2014, incorporated by reference herein.

The following table reconciles FFO to net income for the year ended December 31, 2011:

Year ended December 31, 2011
Funds from operations	$1,211
Adjustments
Less: FFO measures
Gains not recorded in net income	(601)
Equity accounted FFO	(674)
Current income taxes	97
Non-controlling interests in FFO	1,462
Add: Financial statement components not included in FFO
Equity accounted income	2,205
Fair value changes	1,386
Depreciation and amortization	(904)
Income taxes	(508)
Total Adjustments	2,463

Net Income	$3,674

 RISK FACTORS

        An investment in the notes is subject to a number of risks. Before deciding whether to invest in the notes, investors should consider carefully the risks relating to the Company set forth below, in the accompanying base shelf prospectus and in the information incorporated by reference in this Prospectus. Specific reference is made to the sections entitled "Business Environment and Risks" in the Company's management's discussion and analysis of financial results for the fiscal year ended December 31, 2013 and the section entitled "Business Environment and Risks" in the Company's annual information form, both of which are incorporated by reference in this prospectus supplement.

The notes are unsecured and are effectively subordinated to all of our existing and future secured indebtedness.

        The notes are unsecured and effectively subordinated in right of payment to all of the Company's existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. The indenture for the notes does not restrict the Company's ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness. In the event of the Company's insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, the Company's assets that serve as collateral for any secured indebtedness would be made available to satisfy the obligations to the Company's secured creditors before any payments are made on the notes. See "Description of the Notes — General".

The notes are effectively subordinated to all liabilities of our subsidiaries.

        None of the Company's subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Accordingly, the Company's right to receive assets from any of its subsidiaries upon such subsidiary's bankruptcy, liquidation or reorganization and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary's creditors, including trade creditors.

The notes may be redeemed at the Company's option.

        The Company may choose to redeem the notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. The Company's redemption right also may adversely impact a purchaser's ability to sell notes as the optional redemption date or period approaches and/or the price at which notes can be sold.

Changes in our credit ratings may adversely affect the value of the notes.

        Our long-term debt is subject to periodic review by independent credit rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. Ratings of the notes are not recommendations to buy, sell or hold the notes. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency's judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, are likely to adversely affect the market value of the notes and could increase our corporate borrowing costs. In this circumstance, no person or entity is obliged to provide any additional support or credit enhancement with respect to the notes.

There is no existing trading market for the notes.

        The notes will not be listed on a securities exchange or quotation system and consequently there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this Prospectus. Future trading prices of the notes will depend on many factors, including but not limited to prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

  •
  time remaining to the maturity of the notes;

  •
  outstanding amount of the notes;

  •
  the terms related to the optional redemption of the notes; and

  •
  level, direction and volatility of market interest rates generally.

There can be no assurance that an active trading market will develop for the notes after the offering or, if developed, that such market will be sustained. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation.

We may be unable to repurchase the notes upon a Change of Control Triggering Event.

        Upon the occurrence of a Change of Control Triggering Event (as defined herein) with respect to the notes, subject to certain conditions, we will be required to make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest. See "Description of the Notes — Change of Control" in this prospectus supplement. The source of funds for such a repurchase will be our available cash or cash generated from our subsidiaries' operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of notes tendered. In addition, the terms of certain of our other existing indebtedness provide that certain change of control events will require us to make an offer to repurchase such outstanding indebtedness. Our future debt instruments may contain similar provisions. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of the notes and, if applicable, our other indebtedness.

 USE OF PROCEEDS

        The net proceeds from this offering, after deducting the underwriters' fees and the estimated expenses of the offering of US$                        , will be US$                        and will be used by the Company for general corporate purposes. Until such time as the net proceeds are used for general corporate purposes, the net proceeds may be temporarily used to reduce short term borrowings.

 EARNINGS COVERAGE RATIOS

        The Company's borrowing cost requirements for the 12-month periods ended December 31, 2013 and September 30, 2014 amounted to US$             million and US$             million, respectively, after giving effect to (i) the issuance of the notes, (ii) the issuance of Cdn$500 million principal amount of 4.82% medium term notes due January 28, 2026, (iii) the issuance of Cdn$500 million principal amount of 5.04% medium term notes due March 8, 2024, (iv) the repayment of US$75 million of 6.65% notes, (v) the issuance of Cdn$125 million principal amount of 5.95% debentures, (vi) payments in connection with the termination of two related 25-year interest swap agreements executed in 1990 (the "Swap Agreement"), (vii) the termination of the Swap Agreement, (viii) the issuance of Cdn$175 million principal amount of 4.54% medium term notes, (ix) the issuance of Cdn$175 million principal amount of 3.95% medium term notes, and (x) the redemption of Cdn$150 million of 8.95% notes, as if each such issuance, redemption, repurchase or repayment had occurred on January 1, 2013 (collectively, the "Adjustments"). Net income attributable to shareholders before borrowing costs and income taxes for the 12-month periods ended December 31, 2013 and September 30, 2014 was US$             million and US$             million, respectively, which is approximately              times and              times the Company's borrowing cost requirements for the respective periods, after giving effect to the Adjustments.

        The earnings coverage ratios set forth above were calculated based on financial information prepared in accordance with IFRS.

 CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Company (i) as at September 30, 2014 and (ii) as at September 30, 2014 as adjusted to give effect to the issuance of 12,000,000 4.50% Cumulative Rate Reset Class A Preference Shares by the Company in October 2014 and the issuance of the notes hereunder. For further disclosures in respect of consolidated capitalization, please see the Company's audited comparative consolidated financial statements and notes thereto for the fiscal year ended December 31, 2013 and the unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2014, which are documents incorporated by reference in this Prospectus.

	As of September 30, 2014
	Actual	As adjusted
	(dollars in millions)
Corporate borrowings	$4,257	$
Non-recourse borrowings
Property-specific mortgages	37,291		37,291
Subsidiary borrowings	8,395		8,395
Accounts payable and other liabilities	10,400		10,400
Deferred tax liabilities	6,987		6,987
Subsidiary equity obligations	1,969		1,969
Equity
Preferred equity(1)	3,280		3,540
Non-controlling interests	27,203		27,203
Common equity	18,450		18,450

Total capitalization	$118,232	$

(1)
The 12,000,000 4.50% Cumulative Rate Reset Class A Preference Shares of the Company were issued for an aggregate issue price of Cdn$300,000,000 which, for purposes of this table, has been converted to U.S. dollars at an exchange rate of US$1.00 = Cdn$1.12.

 DESCRIPTION OF THE NOTES

        The following description of the particular terms and provisions of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the base shelf prospectus under "Description of Debt Securities", to which reference is hereby made. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the base shelf prospectus or in the Indenture (as defined below).

        The notes will be issued as a separate series of debt securities under an indenture dated as of September 20, 1995, as supplemented (the "Indenture"), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee. For a description of the rights attaching to different series of Debt Securities under the Indenture, see "Description of Debt Securities" in the base shelf prospectus. The Indenture is subject to the provisions of the Business Corporations Act (Ontario). The following statements relating to the notes and the Indenture are summaries and should be read in conjunction with the statements under "Description of Debt Securities" in the base shelf prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the notes and the Indenture, including the definition of certain terms therein. It is the Indenture, and not these statements, that governs the rights of holders of the notes.

General

        The notes will be senior unsecured obligations of the Company and will initially be limited to US$                        aggregate principal amount, all of which will be issued under a nineteenth supplemental indenture to be dated as of January         , 2015 (the "Nineteenth Supplemental Indenture"). The notes will mature on                        , 2025. The notes will bear interest at the rate of        % per annum from January         , 2015, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on                        and                         of each year, commencing on                         , 2015, to the Persons in whose name the notes are registered at the close of business on the preceding                        or                         , as the case may be. The notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at        % per annum plus 1%.

        Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, and premium, if any, and interest on, the notes will be payable, and the notes may be presented for registration of transfer and exchange, at the office or agency of the Company maintained for that purpose in Toronto, Ontario and at any other office or agency maintained by the Company for such purpose (and, for notes that are not represented by a Global Note (as defined herein) at the office or agency of the Company maintained for that purpose in The City of New York), provided that at the option of the Company, payment of interest on the notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

        The Company is structured as a holding company that conducts a significant proportion of its operating activities through subsidiaries. Although the notes are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company's subsidiaries to incur additional indebtedness. Because the Company is a holding company, the Company's ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by the Company and/or one or more designated Affiliates of the Company.

Reopening of the Notes

        The Company may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby.

Redemption and Repurchase

        The notes will be redeemable at the Company's option (A) in whole or in part, at any time and from time to time on payment of the applicable Redemption Price (as defined below) and/or (B) on or after the date that is three months prior to the maturity date in whole but not in part on payment of the applicable Redemption Price (as defined below). If less than all of the notes are to be redeemed pursuant to (A), the notes so redeemed will be cancelled and will not be re-issued.

        In connection with such optional redemption, the following defined terms apply:

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us to act as the "Independent Investment Banker".

        "Redemption Price" means in the case of (A) above, the greater of (i) 100% of the principal amount of the notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus                        basis points, and in the case of (B) above, 100% of the principal amount of the notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the notes to be redeemed to the date of redemption.

        "Reference Treasury Dealer" means each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC and their respective successors, each a recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

        "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with the Trustee or with a Paying Agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected by the Trustee at the Company's direction by such method as the Company and the Trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and the Company, the Trustee and any Paying Agent for the notes shall be entitled to rely on such calculation.

        Notwithstanding the other provisions of the Indenture, pursuant to the Nineteenth Supplemental Indenture the Company may, by providing notice to the Trustee at least two Business Days prior to the Maturity, elect to have an Affiliate of the Company purchase all, but not less than all, of the notes so to be redeemed or repaid at a price equal to the Redemption Price, in the case of notes called for redemption, or the principal amount, in the case of notes coming due at the Stated Maturity (in each case, the "Repayment Price"). Upon payment therefore by such an Affiliate of the Company of an amount equal to the Repayment Price, such notes shall be transferred to such Affiliate in accordance with the transfer provisions of the Indenture and such notes shall not become due and payable on Maturity, provided that such Affiliate shall not be permitted to vote such notes in any matter unless all notes entitled to be voted in respect of such matter are held by the Company or its Affiliates. Should such Affiliate fail to make full payment of the Repayment Price on Maturity, then such notes shall become due and payable as otherwise provided for in the Indenture.

Change of Control

        If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will be required to make an offer to repurchase all, or any part, (equal to US$2,000 or a subsequent multiple of US$1,000) of each holder's notes pursuant to the offer described below (the "Change of Control Offer") on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the "Change of Control Payment").

        Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control (as defined below) provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

        On the Change of Control Payment Date, we will be required, to the extent lawful, to:

  •
  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  •
  deliver or cause to be delivered to the Trustee the notes properly accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

        The Paying Agent will be required to promptly mail to each holder who properly tendered notes, the purchase price for such notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$2,000 or a subsequent multiple of US$1,000.

        We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

        For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

        "Below Investment Grade Rating Event" means that on any day within the 60 day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or the intention by us to effect a Change of Control, the notes are rated below an Investment Grade Rating by at least three out of four of the Rating Agencies if there are four Rating Agencies or all of the Rating Agencies if there are less than four Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event). For the purpose of this definition, an "Extension Period" shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade subsequently downgrade the notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are four Rating Agencies) or one of the Rating Agencies (if there are less than four Rating Agencies) have confirmed that the notes are not subject to consideration for a possible downgrade, and have not downgraded the notes, to below an Investment Grade Rating.

        "Change of Control" means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than us, our Subsidiaries, our or such Subsidiaries' employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, our Class A limited voting shares or other Voting Stock into which our Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares, or (ii) Voting Stock sufficient to enable it to elect a majority of the members of our board of directors. For the purposes of this provision, "person" and "group" have the meanings they have in Sections 13(d) and 14(d) of the Exchange Act.

        For the purposes of the Indenture, an entity will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such entity's voting stock measured by voting power rather than number of shares or (ii) such entity's voting stock sufficient to enable them to elect a majority of the members of such entity's board of directors (or similar body).

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch and BBB(low) (or the equivalent) by DBRS.

        "Management" means our directors, officers or employees (or directors, officers or employees of our Subsidiaries) immediately prior to the consummation of any transaction, acting individually or together.

        "Rating Agencies" means (1) each of Moody's, S&P, Fitch and DBRS and (2) if any of the Rating Agencies cease to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a "nationally recognized statistical rating organization" within the meaning of Section 3(a)(62) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody's, S&P, Fitch or DBRS, or some or all of them, as the case may be.

        The failure by us to comply with the obligations described under "— Change of Control" will constitute an event of default with respect to the notes.

        The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes. Restrictions on our ability to incur liens are contained in the covenants as described in this prospectus supplement under "Description of the Notes — Covenants — Negative Pledge".

Additional Co-Obligor

        The Company may add a U.S. affiliate as a co-obligor under the notes without consent of holders. If we were to exercise this right, such U.S. affiliate would become liable for the notes on a joint and several basis with us; we would not be released from our obligations under the Indenture or the notes.

        The addition of a co-obligor would be subject to acceptance by the Trustee for the notes and dependent on other factors, such as the Company's assessment of any applicable legislation, the financial impact of any such legislation on the Company and other alternatives that may be available to the Company at that time. The Company would only add a co-obligor if, following such addition, all Indenture Securities would maintain a rating equal to or higher than the ratings for such Indenture Securities by the Rating Agencies immediately prior to the addition. Also, the Company would only add a co-obligor if the Company determines that adding a co-obligor would not result in a deemed sale or exchange of the notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations nor a disposition of the notes by any holder for Canadian federal income tax purposes.

Redemption for Changes in Canadian Withholding Taxes

        The notes will be subject to redemption as a whole, but not in part, at the option of the Company at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Company has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts (as defined herein) as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the Nineteenth Supplemental Indenture.

Covenants

        The following covenants shall apply to the notes:

Negative Pledge

        The Company will not create any Lien (as defined herein) on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other indebtedness of the Company which is not subordinate to the notes)

shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

  (a)
  Liens on any property or assets of the Company existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure, or securing, the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor's privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

  (b)
  Liens arising by operation of law;

  (c)
  any other Lien arising in connection with indebtedness of the Company if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company's Consolidated Net Worth; and

  (d)
  any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) and (b) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Limitation on Restricted Payments

        The Company (a) will not declare or pay any dividend or make any distribution, of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (b) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (i) any Capital Stock of the Company, or (ii) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company, and (c) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt of the Company which is subordinate in right of payment to the notes, if at the time thereof:

  (i)
  an Event of Default or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default, shall have occurred and be continuing, or

  (ii)
  upon giving effect to such payment, the Consolidated Net Worth of the Company would be less than US$2 billion;

provided, however, that this provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof if, at the date of such declaration, such payment would have complied with the foregoing provision and (ii) any refinancing or refunding of any Debt.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all defined terms.

        "Lien" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

        "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Offer Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of notes within five Business Days after the Offer Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase, and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such Holders to tender notes pursuant to the Offer to Purchase. The Offer shall also state:

  1.
  the section of the Indenture pursuant to which the Offer to Purchase is being made;

  2.
  the Offer Expiration Date and the Purchase Date;

  3.
  the aggregate principal amount of the Outstanding notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined) (the "Purchase Amount");

  4.
  the purchase price to be paid by the Company for each US$1,000 aggregate principal amount of notes accepted for payment (as specified pursuant to the Indenture) ("Purchase Price");

  5.
  that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a note tendered must be tendered in an integral multiple of US$1,000 principal amount;

  6.
  the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase;

  7.
  that interest on any note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

  8.
  that on the Purchase Date, the Purchase Price will become due and payable upon each note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

  9.
  that each Holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender such note at the place or places specified in the Offer prior to the close of business on the Offer Expiration Date (such note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee, duly executed by, the Holder thereof or his attorney duly authorized in writing);

  10.
  that Holders will be entitled to withdraw all or any portion of notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Offer Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the note the Holder tendered, the certificate number of the note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

  11.
  that (a) if notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such notes and (b) if notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of US$1,000 or integral multiples thereof shall be purchased); and

  12.
  that in the case of any Holder whose note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such note without service charge, a new note, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the note so tendered.

        Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

        "Subsidiary" of any Person means (i) a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

        "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Additional Amounts

        All payments made by the Company under or with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the notes and the notes are not redeemed in accordance with the provisions described under "— Redemption for Changes in Canadian Withholding Taxes", the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the note, being a person with whom the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada) (the "Tax Act")) or (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein; (b) any payment to a Holder or beneficial owner who is a "specified shareholder" of the Company or who does not deal at arm's length with a "specified shareholder" of the Company as defined in subsection 18(5) of the Tax Act; (c) any note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the notes, except to the extent that the Holder of the notes would have been entitled to such

Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended ("FATCA"), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) Tax or penalty arising from the Holder's failure to properly comply with the Holder's obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction, or (iii) withholding or deduction imposed pursuant to any agreement between us and the United States or any authority thereof implementing FATCA; or (g) any combination of the foregoing clauses (a) to (f).

        The Company will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish to the Holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder as a result of payments made under or with respect to the notes which have not been withheld or deducted and remitted by the Company in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder's net income.

        Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Book-Entry System

        Each of the notes will be represented by one or more global notes (collectively, the "Global Notes") registered in the name of The Depository Trust Company, or its nominee, as Depository (the "Depository"). The provisions set forth under "Description of Debt Securities — Registered Global Debt Securities" in the accompanying base shelf prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its Participants (as defined below). Except as described under "Description of Debt Securities — Registered Global Debt Securities" in the base shelf prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

        The Depository has advised the Company and the underwriters as follows: the Depository, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that the Depository's participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depository is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of the Depository and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (who are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and with Direct Participant "Participants"). The Depository has Standard & Poor's highest rating: AAA. The Depository's Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about the Depository can be found at www.dtcc.com and www.dtc.org.

        Principal and interest payments on the notes registered in the name of the Depository's nominee will be made in immediately available funds to the Depository's nominee as the registered owner of the Global Notes. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the notes are registered as the owners of such notes for the purpose of receiving payment of principal and interest on such notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent for the notes has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the Global Notes. The Depository has advised the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown in the records of the Depository, unless the Depository has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depository, the Trustee or the Company, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depository is the responsibility of the Company or the Trustee, disbursement of such payments to Participants shall be the responsibility of the Depository, and the disbursement of such payments to the owners of beneficial interests in the Global Notes shall be the responsibility of Participants.

        The Company understands that, under existing industry practice, if the Company were to request any action by the Holders or if an owner of a beneficial interest in the Global Notes were to desire to take any action that the Depository, as the registered owner of the Global Notes, is entitled to take, the Depository would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP and Goodmans LLP, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a beneficial owner of notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company (a "Holder").

        This summary is not applicable to a Holder (i) that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) that is a "specified financial institution" (as defined in the Tax Act), (iii) an interest in which is a "tax shelter investment" (as defined in the Tax Act), (iv) that has elected to report its "Canadian tax results" in a functional currency in accordance with the provisions of the Tax Act or (v) that enters into a "derivative forward agreement" (as defined in the Tax Act) in respect of the notes. Such Holders should consult their own tax advisors having regard to their particular circumstances.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations") in force at the date of this Prospectus Supplement, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current administrative policies or assessment practices published in writing by the Canada Revenue Agency (the "CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in notes should consult their own tax advisors with respect to their own particular circumstances.

        For purposes of the Tax Act, all amounts, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

  Residents of Canada

        The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada, holds the notes as capital property, and is not affiliated with the Company (a "Resident Holder"). Generally, the notes will be considered to be capital property to a Resident Holder provided that the Resident Holder does not hold the notes in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders whose notes might not otherwise qualify as capital property may be entitled to have the notes, and all other "Canadian securities" owned by the Resident Holder in the year and in each subsequent taxation year, deemed to be capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors as to whether this election is available and advisable, having regard to their own particular circumstances.

  Interest

        A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a note that accrues (or is deemed to accrue) to the Resident Holder to the end of the particular taxation year or that becomes receivable by or is received by the Resident Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Resident Holder's income for a preceding taxation year.

        Any other Resident Holder, including an individual and a trust of which neither a corporation nor a partnership is a beneficiary, will be required to include in income for a taxation year any interest on a note received or receivable by such Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that the interest was included in the Resident Holder's income for a preceding taxation year.

        Any premium paid by the Company to a Resident Holder because of the redemption or purchase for cancellation by it of a note before maturity generally will be deemed to be interest received at that time by the Resident Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of, the interest that would have been paid or payable by the Company on the note for a taxation year ending after the redemption.

        A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts of interest.

  Disposition

        On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Resident Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Holder on the note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Holder's income for the taxation year or a previous taxation year. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the note to the Resident Holder immediately before the disposition.

        One-half of the amount of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year generally must be included in the Resident Holder's income for that year, and one-half of the amount of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year may generally be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

        A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts of taxable capital gains.

  Non-Residents of Canada

        The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, has not and will not use or hold the notes in or in the course of carrying on business in Canada, deals at arm's length with any person resident in Canada to whom the Holder disposes of a note and is not a "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of the Company or a person who does not deal at arm's length with such specified shareholder (a "Non-Resident Holder"). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm's length within the meaning of the Tax Act.

        Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by the Company on the notes to a Non-Resident Holder that deals at arm's length with the Company at the time such interest is paid or credited will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Holder on a disposition of a note, including a redemption, payment on maturity or repurchase.

        No other tax on income or gains under the Tax Act will be payable by a Non-Resident Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a note by a U.S. Holder (as defined below) that purchases such note pursuant to, and at the price set forth on the cover of, this prospectus supplement. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant based on the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks or other financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts or other common trust funds, partnerships or other pass-through entities (and any investors thereof), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, U.S. Holders subject to the alternative minimum tax, U.S. Holders whose functional currency is not in United States dollars, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, or any applicable state, local or non-U.S. tax laws.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any State thereof, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.

        If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note should consult their own tax advisers as to the particular U.S. federal income tax consequences applicable to them.

        This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors should consult their own tax advisers with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.

  Effect of Repurchase Upon a Change of Control Triggering Event

        We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as described above). It is possible that our offer to repurchase the notes at a premium could implicate the Treasury Regulations relating to "contingent payment debt instruments." If the notes were characterized as contingent payment debt instruments, U.S. Holders might, among other things, be required to accrue interest income at a rate higher than the stated interest on the notes and to treat any gain recognized on the sale, exchange, retirement, redemption or other taxable disposition of a note as ordinary income rather than as capital gain.

        We intend to take the position that the likelihood of such repurchase of the notes at a premium is remote or incidental, and thus that the notes should not be treated as contingent payment debt instruments. Our determination that such a contingency is remote or incidental is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the U.S. Internal Revenue Service ("IRS"), and the IRS could challenge this determination.

        The remainder of this disclosure assumes that our determination that such a contingency is remote or incidental is correct. U.S. Holders are urged to consult their own tax advisers regarding the possible application of the special rules related to contingent payment debt instruments.

  Payments of Interest

        For U.S. federal income tax purposes, interest (including Additional Amounts and any taxes withheld on payments of interest, if any) on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder's method of accounting for tax purposes.

        Interest and Additional Amounts paid by the Company on the notes generally will constitute income from sources outside the United States for the purpose of calculating the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, interest and Additional Amounts paid by the Company generally will constitute "passive category income." The rules relating to foreign tax credits are complex, and U.S. Holders should consult their own tax advisers regarding the availability of a foreign tax credit under their particular circumstances.

  Original Issue Discount

        It is expected, and this summary assumes, that the notes will not be issued with original issue discount ("OID"). If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing over the term of the note as interest income. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. Such U.S. Holder's adjusted tax basis in a note would be increased by the amount of any OID included in such U.S. Holder's gross income. In compliance with Treasury Regulations, if we determine that the notes have OID, then we will provide certain information to the IRS and U.S. Holders that is relevant to determining the amount of OID in each accrual period.

  Sale, Exchange, Redemption or Other Taxable Disposition of Notes

        Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above) and (ii) such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will be the amount paid for the note less the amount of any payments on the note other than interest.

        Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will constitute capital gain or loss and will be long-term capital gain or loss if the notes were held by such U.S. Holder for more than one year. For non-corporate U.S. Holders, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. A U.S. Holder's ability to offset capital losses against ordinary income is limited. Gains recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

  Information Reporting and Backup Withholding

        In general, information reporting will apply to payments of interest on a note and payments of the proceeds from a sale or other taxable disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a U.S. Holder may be subject to backup withholding tax on such payments if such U.S. Holder does not provide a taxpayer identification number, fails to certify that such holder is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Individual U.S. Holders that own "specified foreign financial assets" may be required to include certain information with respect to such assets with their U.S. federal income tax return. U.S. Holders are urged to consult their own tax advisers regarding the foregoing requirements with respect to the notes.

  Foreign Account Tax Compliance

        We intend to comply with certain due diligence and reporting obligations under an intergovernmental agreement between Canada and the United States relating to FATCA, as implemented by the Income Tax Act (Canada) and applicable Canadian regulations. As a result, holders of the notes may be required to provide certain identifying information to us or an intermediary, and this information may be reported to the Canada Revenue Agency and, ultimately, the IRS. FATCA is complex and its application to us is uncertain. Each prospective investor should consult its own tax adviser to obtain a more detailed explanation of FATCA and to learn how it might affect each investor in its particular circumstance.

        The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders should consult their own tax advisers as to the particular tax consequences to them of purchasing, owning and disposing of notes, including the applicability and effect of any federal, state, local or non-U.S. tax laws and of any proposed changes in applicable law.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated,                         2015, we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as representatives (the "Representatives"), the following respective principal amounts of notes:

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	US$
Credit Suisse Securities (USA) LLC

Total	US$

        The offering price of US$                        will be payable in cash to the Company against delivery on or about January         , 2015.

        The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

        The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include: (i) the suspension of the trading in the Company's equity securities by the SEC, any Canadian Securities Regulatory Authority, the NYSE or the TSX or the suspension or limitation of trading in securities generally on the NYSE or on the TSX or the establishment of minimum prices on either of such exchanges; (ii) the declaration of a banking moratorium either by U.S. Federal, New York State or Canadian authorities; and (iii) the occurrence of any outbreak or the escalation of hostilities, the declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this Prospectus. The distribution price of the notes was determined by negotiation between the Company and the underwriters.

        The offering of the notes is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. No sales will be effected in any province of Canada by any underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province.

        The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of                        % of the principal amount per note. The underwriters and selling group members may allow a discount of                        % of the principal amount per note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.

        After a reasonable effort has been made to sell all of the notes at the offering price on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the notes are offered, provided that the notes are not at any time offered at a price greater than the offering price on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the notes is less than the gross proceeds paid by the underwriters to us.

        The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by the Company
Per note	%

        We estimate that our "out of pocket" expenses for this offering, including registration filing, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be US$                        .

        The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

        In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

        In the underwriting agreement, we have agreed that we will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by the Company (other than the notes) or publicly announce an intention to effect any such transaction, until the Closing Date. For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by Brookfield under any commercial paper program or under Brookfield's revolving credit facility in effect on the date of the underwriting agreement. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

        The notes offered by the Prospectus may not be offered or sold, directly or indirectly, nor may the Prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession the Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of the Prospectus. The Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes offered by the Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

        In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

        The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The notes offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 PRIOR SALES

        No debt securities have been issued by the Company during the 12 months preceding the date of this prospectus supplement, except for the issuance of Cdn$500 million principal amount of 4.82% medium term notes due 2026 on January 28, 2014 at a price of Cdn$999.55 per US$1,000 principal amount of such notes.

LEGAL MATTERS

        The validity of the notes being offered hereby will be passed upon for the Company by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As at January 12, 2015, the partners and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The comparative consolidated financial statements incorporated by reference in this Prospectus and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte LLP, independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference. Such comparative consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon its authority as experts in accounting and auditing.

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, (416) 363-9491, and are also available electronically at www.sedar.com.

June 26, 2013

SHORT FORM BASE SHELF PROSPECTUS
US$1,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.
Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

        Brookfield Asset Management Inc. (the "Company") may from time to time offer and issue (i) unsecured debt securities ("Debt Securities"), (ii) Class A Preference Shares ("Preference Shares") and (iii) Class A Limited Voting Shares ("Class A Limited Voting Shares") under this short form base shelf prospectus ("Prospectus"). The Debt Securities, the Preference Shares and the Class A Limited Voting Shares (collectively, the "Securities") offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$1,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$1,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms and (iii) in the case of Class A Limited Voting Shares, the number of shares offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

        The Company's head and registered office is at Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, M5J 2T3.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The Company's financial statements are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

        The Company may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the underwriting commissions and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

        In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

        The outstanding Class A Preference Shares, Series 2, Series 4, Series 8, Series 9, Series 12, Series 13, Series 14, Series 17, Series 18, Series 21, Series 22, Series 24, Series 26, Series 28, Series 30, Series 32, Series 34, Series 36 and Series 37 are listed on the Toronto Stock Exchange. The outstanding Class A Limited Voting Shares are listed for trading on the New York, Toronto and NYSE Euronext stock exchanges.

        Certain directors of the Company reside outside of Canada. Although each such director has appointed the Company, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, as its agent for service of process in Ontario, it may not be possible for investors to enforce judgments obtained in Canada against such directors, even if such directors have appointed an agent for service of process.

        There is no market through which the Debt Securities or the Preference Shares may be sold and purchasers may not be able to resell Debt Securities or Preference Shares purchased under this Prospectus. This may affect the pricing of the Debt Securities or the Preference Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Shares, and the extent of issuer regulation. See "Risk Factors".

        In this Prospectus, unless the context otherwise indicates, references to "we", "us", "our" and the "Company" refer to Brookfield Asset Management Inc. and references to "Brookfield" refer to the Company and its direct and indirect subsidiaries. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  the Company's annual information form for the financial year ended December 31, 2012, dated April 1, 2013 (the "AIF");

  (b)
  the Company's audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2012 and 2011, together with the report of the independent registered chartered accountants thereon;

  (c)
  the management's discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above;

  (d)
  the Company's unaudited comparative interim consolidated financial statements for the three months ended March 31, 2013 and 2012;

  (e)
  the management's discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in (d) above; and

  (f)
  the Company's management information circular dated March 20, 2013.

        All documents of the Company of the type referred to above and any material change reports (excluding confidential reports) which are required to be filed by the Company with the Ontario Securities Commission after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report on Form 6-K or Form 40-F filed by the Company with the Securities and Exchange Commission (the "Commission") after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if and to the extent expressly provided in such report.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.

        Where the Company updates its disclosure of earnings coverage ratios by a Prospectus Supplement, the Prospectus Supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of earnings coverage ratios and any Prospectus Supplement supplying any additional or updated information the Company may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement.

        Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement on Form F-10 relating to the Securities and of which this Prospectus is a part. The Company has not authorized anyone to provide different or additional information.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically at www.sedar.com.

AVAILABLE INFORMATION

        The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form F-10 relating to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the

Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at l-800-SEC-0330 for further information on the public reference room. Certain of our filings are also electronically available from the Commission's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference herein contain forward-looking information and other "forward-looking statements" within the meaning of Canadian and United States securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

        The words "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could", which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters identify forward-looking statements. Although the Company believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which the Company operates; changes in tax laws; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed in this Prospectus under the heading "Risk Factors" as well as in the AIF under the heading "Corporate Social Responsibility, Business Environment and Risks" and management's discussion and analysis under the heading "Business Environment and Risks", each incorporated by reference in this Prospectus, as well as in other documents filed by the Company from time to time with the securities regulators in Canada and the United States.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

 THE COMPANY

        The Company is a global alternative asset manager with over US$175 billion in assets under management. Brookfield has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity and residential development. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield's Class A Limited Voting Shares are listed on the New York, Toronto and NYSE Euronext stock exchanges under the symbols "BAM", "BAM.A" and "BAMA", respectively.

USE OF PROCEEDS

        Unless otherwise indicated in a Prospectus Supplement, the net proceeds received by the Company from the sale of Securities will be used by the Company for general corporate purposes including the repayment of corporate debt.

DESCRIPTION OF CAPITAL STRUCTURE

        The Company's authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Limited Voting Shares, and 85,120 Class B Limited Voting Shares. As of June 25, 2013, the Company had 10,465,100 Class A Preference Shares, Series 2; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; 4,000,000 Class A Preference Shares, Series 7; 1,652,384 Class A Preference Shares, Series 8; 6,347,606 Class A Preference Shares, Series 9; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; 6,000,000 Class A Preference Shares, Series 21; 12,000,000 Class A Preference Shares, Series 22; 11,000,000 Class A Preference Shares, Series 24; 10,000,000 Class A Preference Shares, Series 26; 9,400,000 Class A Preference Shares Series 28; 10,000,000 Class A Preference Shares, Series 30; 12,000,000 Class A Preference Shares, Series 32; 10,000,000 Class A Preference Shares, Series 34; 8,000,000 Class A Preference Shares, Series 36; 8,000,000 Class A Preference Shares, Series 37; 625,093,314 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares issued and outstanding.

DESCRIPTION OF THE PREFERENCE SHARES

        The following description sets forth certain general terms and provisions of the Preference Shares. The particular terms and provisions of a series of Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Series

        The Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

        The Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of Preference Shares ranks on a parity with every other series of Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

        The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preference Shares as a class or create preference shares ranking in priority to or on parity with the Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of Preference Shares entitled to vote at a class meeting of holders of Preference Shares, or at a joint meeting of the holders of two or more series of Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Preference Share held by such holder.

DESCRIPTION OF THE CLASS A LIMITED VOTING SHARES

        The following description sets forth certain general terms and provisions of the Class A Limited Voting Shares. The particular terms and provisions of Class A Limited Voting Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Dividend Rights and Rights Upon Dissolution or Winding-Up

        The Class A Limited Voting Shares rank on parity with the Class B Limited Voting Shares and rank after the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of the Company) and return of capital on the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

        Except as set out below under "Election of Directors", each holder of a Class A Limited Voting Share is entitled to notice of, and to attend and vote at, all meetings of the Company's shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast at any such meeting one vote per Class A Limited Voting Share held. Subject to applicable law and in addition to any other required shareholder approvals, all matters approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

        In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Company, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Company.

        Each holder of Class A Limited Voting Shares has the right to cast a number of votes equal to the number of Class A Limited Voting Shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder of Class A Limited Voting Shares in the election of directors. A holder of Class A Limited Voting Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder of

Class A Limited Voting Shares sees fit. Where a holder of Class A Limited Voting Shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of Class A Limited Voting Shares will be deemed to have divided the holder's votes equally among the candidates for whom the holder of Class A Limited Voting Shares voted.

DESCRIPTION OF DEBT SECURITIES

        The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

        The Debt Securities will be issued under an indenture dated as of September 20, 1995, as supplemented, (the "Indenture") between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (the "Trustee"). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part and is also available on the Company's SEDAR profile at www.sedar.com. The following statements with respect to the Indenture and the Indenture Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, the statement is qualified in its entirety by such reference. The term "Indenture Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

        The Indenture does not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Company to increase the principal amount of any series of Indenture Securities previously issued and to issue such increased principal amount. (Section 301)

        The applicable Prospectus Supplement will set forth the following terms relating to the offered Debt Securities: (1) the specific designation of the offered Debt Securities; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form ("Registered Debt Securities"); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Company or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities ("Registered Global Securities") and, if so, the identity of the Depository for such Registered Global Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any other terms of the offered Debt Securities, including covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Indenture Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company. (Section 301)

        Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301)

        The Indenture Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. (Section 305)

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

Registered Global Securities

        The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)

        The specific terms of the depository arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the Company if such Indenture Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        No Registered Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depository for such Registered Global Security or a nominee thereof unless (A) such Depository (i) has notified the Company that it is unwilling or unable to continue as Depository for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depository is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) the Company determines, in its sole discretion, that the Securities of such series shall no longer be represented by such Registered Global Security and executes and delivers to the Trustee a Company Order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the Indenture. (Section 305)

Consolidation, Merger, Amalgamation and Sale of Assets

        The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "Successor Corporation") unless: (a) the Company and the Successor Corporation shall execute, prior to or contemporaneously with the consummation of such transaction, such instruments and do such things as, in the opinion of counsel, shall be necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Indenture Securities of every series and (ii) the Indenture Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Indenture Securities under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section 801)

Events of Default

        Unless otherwise indicated in any Prospectus Supplement, each of the following will constitute an Event of Default under the Indenture with respect to Indenture Securities of any series: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase required to be made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the Indenture; (f) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company's Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Indenture shall be deemed to be waived without further action on the part of the Trustee or the Holders; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company; and (h) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501)

        If an Event of Default (other than an Event of Default described in clause (g) above) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Indenture Securities of any series at the time outstanding shall occur, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "— Modification and Waiver".

        The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Indenture Securities of that series. (Section 512)

        No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508)

        The Company is required to furnish to the Trustee quarterly a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

Defeasance

        The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Defeasance"). Such trust may only be established if, among other things: (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law which, in the Opinion of Counsel, provides that Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.

        The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Covenant Defeasance"). In the event the Company exercises its Covenant

Defeasance option, the obligations under the Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if, among other things: (i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Indenture Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified or (i) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902)

        The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities, on behalf of all holders of Outstanding Securities of such series, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of the Indenture which under Article Nine of the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

Consent to Jurisdiction and Service

        The Indenture provides that the Company irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Enforceability of Judgments

        Since a substantial portion of the Company's assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.

        The Company has been informed by its Canadian counsel, Torys LLP ("Torys"), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a "New York Court") that is subsisting and unsatisfied respecting the enforcement of the Indenture and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within the applicable limitation period. The Company has been advised by Torys that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of Ontario if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in Ontario for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of Ontario in the first instance on the basis of liability predicated solely upon such laws.

Governing Law

        The Indenture and the Indenture Securities will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the Trustee which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113)

The Trustee

        The Trustee under the Indenture is Computershare Trust Company of Canada.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control", when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" having meanings correlative to the foregoing.

        "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person.

        "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

        "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with Canadian generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.

        "Deferred Credits" means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with Canadian generally accepted accounting principles.

        "Government Obligation" means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

        "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

        "Interest Rate or Currency Protection Agreement" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

        "Qualifying Subordinated Debt" means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on, and all other payment obligations in respect of, such Debt shall be subordinate to the prior payment in full of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.

        "Stated Maturity", when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.

PLAN OF DISTRIBUTION

        The Company may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.

        The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

        In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.

        The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to the Company from the sale of the offered Securities, the underwriting discounts and commissions and any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

        If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement which will also set forth the commission payable for solicitation of these contracts.

        Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company or its subsidiaries in the ordinary course of business.

        Each series of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.

        In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

RISK FACTORS

        An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks relating to the Company described below, the risk factors set forth in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus. Specific reference is made to the sections entitled "Business Environment and Risks" in the management's discussion and analysis of the Company, which is incorporated by reference in this Prospectus.

No Existing Trading Market

        There is currently no market through which the Debt Securities or the Preference Shares may be sold and purchasers of Debt Securities or Preference Shares may not be able to resell such Debt Securities or Preference Shares purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Debt Securities or the Preference Shares after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities or the Preference Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Shares and the extent of issuer regulation.

        The public offering prices of the Securities may be determined by negotiation between the Company and underwriters based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering. See "Plan of Distribution".

Stock Exchange Prices

        The trading price of the Class A Limited Voting Shares in the open market is subject to volatility and cannot be predicted. Holders of Class A Limited Voting Shares may not be able to resell their Class A Limited Voting Shares at or above the price at which they purchased their Class A Limited Voting Shares due to such trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to Brookfield's operating performance and/or future prospects, including, but not limited to: (i) variations in Brookfield's quarterly or annual operating results and financial condition; (ii) changes in government laws, rules or regulations affecting Brookfield's businesses; (iii) material announcements by Brookfield's competitors; (iv) market conditions and events specific to the industries in which Brookfield operates; (v) changes in general economic conditions; (vi) differences between Brookfield's actual financial and operating results and those expected by investors and analysts; (vii) changes in analysts' recommendations or earnings projections; (viii) changes in the extent of analysts' interest in covering the Company and its publicly-traded affiliates; (ix) the depth and liquidity of the market for the Class A Limited Voting Shares; (x) dilution from the issuance of additional equity; (xi) investor perception of Brookfield's businesses and industries; (xii) investment restrictions; (xiii) Brookfield's dividend policy; (xiv) the departure of key executives; (xv) sales of Class A Limited Voting Shares by senior management or significant shareholders; and (xvi) the materialization of other risks described in the Company's management's discussion and analysis.

Reliance on Subsidiaries

        The Company conducts a significant amount of its operations through subsidiaries. Although the Debt Securities are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company's subsidiaries to incur additional indebtedness. Because the Company conducts a significant amount of its operations through subsidiaries, the Company's ability to service its indebtedness and pay dividends on its Securities is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

Foreign Currency Risks

        In addition, Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than Canadian dollars. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit Ratings

        There is no assurance that any credit rating, if any, assigned to Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Securities.

Interest Rate Risks

        Prevailing interest rates will affect the market price or value of the Debt Securities and the Preference Shares. The market price or value of the Debt Securities and the Preference Shares will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Dilution

        The Company may undertake additional offerings of Class A Limited Voting Shares and of securities convertible into Class A Limited Voting Shares in the future. The increase in the number of Class A Limited Voting Shares issued and outstanding and the possibility of sales of such Class A Limited Voting Shares may depress the price of the Class A Limited Voting Shares. In addition, as a result of the issuance such additional Class A Limited Voting Shares, the voting power of the Company's existing holders of Class A Limited Voting Shares will be diluted.

Ranking of the Debt Securities

        The Debt Securities will not be secured by any assets of the Company. Therefore, holders of secured indebtedness of the Company would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the Debt Securities and would have a claim that ranks equal with the claim of holders of Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

EXEMPTIVE RELIEF

        Pursuant to a decision document dated October 18, 2011 issued by the applicable securities regulators, the Company was granted exemptive relief from certain of the restricted securities requirements in National Instrument 51-102 Continuous Disclosure Obligations, National Instrument 41-101 General Prospectus Requirements and Ontario Securities Commission Rule 56-501 — Restricted Shares.

 LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York. The partners and associates of Torys, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the Registration Statement on Form F-10 of which this Prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; the consent of Deloitte LLP; the consent of Torys; powers of attorney; and the trust indenture dated as of September 20, 1995 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        Original purchasers of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Preference Shares or Debt Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Preference Shares or Debt Securities under this Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Preference Shares or Debt Securities, as applicable, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

 CERTIFICATE OF THE COMPANY

Dated: June 26, 2013

        This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) J. BRUCE FLATT Chief Executive Officer	(Signed) BRIAN D. LAWSON Chief Financial Officer
On behalf of the Board of Directors
(Signed) THE HONOURABLE FRANK J. MCKENNA Director	(Signed) GEORGE S. TAYLOR Director

C-1

 Amendment No. 1 dated November 29, 2013 to the Short Form Base Shelf Prospectus dated June 26, 2013

        This amendment, together with the short form base shelf prospectus dated June 26, 2013 constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

US$2,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.

Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

        The short form base shelf prospectus of Brookfield Asset Management Inc. dated June 26, 2013 (the "Prospectus") is amended by providing that the maximum aggregate offering amount of securities that may be offered and issued from time to time under the Prospectus is increased from US$1,000,000,000 to US$2,000,000,000 and, in particular, deleting the references to US$1,000,000,000 contained on the face page of the Prospectus and substituting therefor "US$2,000,000,000". The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:

    "Brookfield Asset Management Inc. (the "Company") may from time to time offer and issue (i) unsecured debt securities ("Debt Securities"), (ii) Class A Preference Shares ("Preference Shares") and (iii) Class A Limited Voting Shares ("Class A Limited Voting Shares") under this short form base shelf prospectus ("Prospectus"). The Debt Securities, the Preference Shares and the Class A Limited Voting Shares (collectively, the "Securities") offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$2,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$2,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms and (iii) in the case of Class A Limited Voting Shares, the number of shares offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains."

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The Company's financial statements are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

 AGENT FOR SERVICE OF PROCESS

        Maureen Kempston Darkes, Lance Liebman, Youssef A. Nasr, Seek Ngee Huat, Diana L. Taylor, and Lord Gus O'Donnell are directors of the Company who reside outside of Canada (the "Non-Resident Directors"). The Non-Resident Directors have appointed the following agent for service of process in Canada:

Name of Person or Company	Name and Address of Agent
Maureen Kempston Darkes Lance Liebman Youssef A. Nasr Seek Ngee Huat Diana L. Taylor Lord Gus O'Donnell	Brookfield Asset Management Inc. Suite 300, Brookfield Place 181 Bay Street, Toronto, Ontario, Canada M5J 2T3

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        Original Canadian purchasers of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Preference Shares or Debt Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that the Prospectus (as supplemented or amended)

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contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Preference Shares or Debt Securities under the Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Preference Shares or Debt Securities, as applicable, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

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 CERTIFICATE OF THE COMPANY

Dated: November 29, 2013

        The short form base shelf prospectus dated June 26, 2013 and this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and this amendment, and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this amendment, and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) J. BRUCE FLATT Chief Executive Officer	(Signed) BRIAN D. LAWSON Chief Financial Officer
On behalf of the Board of Directors
(Signed) THE HONOURABLE FRANK J. MCKENNA Director	(Signed) GEORGE S. TAYLOR Director

C-1

 Amendment No. 2 dated August 28, 2014 to the Short Form Base Shelf Prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013

        This amendment, together with the short form base shelf prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

US$3,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.

Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

        The short form base shelf prospectus of Brookfield Asset Management Inc. dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 (the "Prospectus") is further amended by providing that the maximum aggregate offering amount of securities that may be offered and issued from time to time under the Prospectus is increased from US$2,000,000,000 to US$3,000,000,000 and, in particular, deleting the references to US$2,000,000,000 contained on the face page of the Prospectus and substituting therefor "US$3,000,000,000". The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:

    "Brookfield Asset Management Inc. (the "Company") may from time to time offer and issue (i) unsecured debt securities ("Debt Securities"), (ii) Class A Preference Shares ("Preference Shares") and (iii) Class A Limited Voting Shares ("Class A Limited Voting Shares") under this short form base shelf prospectus ("Prospectus"). The Debt Securities, the Preference Shares and the Class A Limited Voting Shares (collectively, the "Securities") offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$3,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms and (iii) in the case of Class A Limited Voting Shares, the number of shares offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains."

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The Company's financial statements are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

 STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        Original Canadian purchasers of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Preference Shares or Debt Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that the Prospectus (as supplemented or amended) contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Preference Shares or Debt Securities under the Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Preference Shares or Debt Securities, as applicable, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

2

 CERTIFICATE OF THE COMPANY

Dated: August 28, 2014

        The short form base shelf prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus, as amended by Amendment No. 1 dated November 29, 2013 and this amendment, and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus, as amended by Amendment No. 1 dated November 29, 2013 and this amendment, and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) J. BRUCE FLATT Chief Executive Officer	(Signed) BRIAN D. LAWSON Chief Financial Officer
On behalf of the Board of Directors
(Signed) THE HONOURABLE FRANK J. MCKENNA Director	(Signed) GEORGE S. TAYLOR Director

C-1

US$

BROOKFIELD ASSET MANAGEMENT INC.

% Notes due                        , 2025

PROSPECTUS SUPPLEMENT
January            , 2015

Citigroup	Credit Suisse

QuickLinks

  Filed Pursuant to General Instruction II.L. of Form F-10 File No. 333-198444
TABLE OF CONTENTS Prospectus Supplement
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
PRESENTATION OF FINANCIAL INFORMATION
THE COMPANY
RECENT DEVELOPMENTS
SUMMARY
SUMMARY FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
EARNINGS COVERAGE RATIOS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF THE NOTES
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
PRIOR SALES
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STRUCTURE
DESCRIPTION OF THE PREFERENCE SHARES
DESCRIPTION OF THE CLASS A LIMITED VOTING SHARES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
RISK FACTORS
EXEMPTIVE RELIEF
LEGAL MATTERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
CERTIFICATE OF THE COMPANY
Amendment No. 1 dated November 29, 2013 to the Short Form Base Shelf Prospectus dated June 26, 2013
AGENT FOR SERVICE OF PROCESS
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
CERTIFICATE OF THE COMPANY
Amendment No. 2 dated August 28, 2014 to the Short Form Base Shelf Prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
CERTIFICATE OF THE COMPANY